UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2005

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)

Item 1:	Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD. #107 – 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4600

Item 2:	Date of Material Change

April 11, 2005

Item 3:	Press Release

A press release was issued on April 11, 2005 via CCNMatthews. A true copy of the press release is attached.

Item 4:	Summary of Material Change

Offshore Systems International Ltd. announced the closing of the Company’s private placement (the “financing”) for gross proceeds of CDN$19.5 million initiated March 8, 2005. OSI received shareholder approval for the financing by more than 97 per cent of the votes cast at its annual general meeting held in Vancouver on April 8, 2005.

Item 5:	Full Description of Material Change

See attached Schedule “A” Press Release dated April 11, 2005

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

2

Item 7:	Omitted Information

Not Applicable

Item 8:	Senior Officer

Mr. John A. Jacobson Chief Executive Officer 107 – 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4612

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 11th day of April 2005

“John A. Jacobson”
(Signature)

John A. Jacobson
(Name)

Chief Executive Officer
(Position)

North Vancouver, B.C.
(Place of Declaration)

3

Exhibit ‘A’

Offshore Systems International announces closing of private placement

Vancouver, Canada, April 11, 2005 — Offshore Systems International Ltd. (TSX: OSI/OTCBB: OFSYF) today announced the closing of the Company’s private placement (the “financing”) for gross proceeds of CDN$19.5 million initiated March 8, 2005. OSI received shareholder approval for the financing by more than 97 per cent of the votes cast at its annual general meeting held in Vancouver on April 8, 2005.

“We are very excited about the opportunities this opens up for OSI,” said John Jacobson, President and CEO. “Our record of success, our solid management team, our move into a market sector with tremendous room for growth made the financing possible. We now have the resources to pursue larger contracts and acquisitions that will help realize our Company’s significant potential.”

Previous details on the financing are contained in the Company’s press releases dated March 8, April 5 and April 8, 2005 available on the Sedar website at www.sedar.com or the Company’s website at www.osil.com.

About Offshore Systems International Ltd.:

Offshore Systems International Ltd. (OSI) is the pioneer in geospatial intelligence and the world leading fleet supplier of electronic chart systems and software for navigation and situational awareness in NATO and allied markets. The Company’s core competency is electronic geography and the production, management and display of many forms of geographic data. The Company provides display systems and data for several defence, government and commercial customers, and conducts its operations through three business units: OSI Navigation Systems (moving map display systems and software), OSI Applications (situational awareness products and services for command and control systems) and OSI Geomatics (digital map and electronic chart data production services: land and marine). OSI’s common shares are listed for trading on the Toronto Stock Exchange (TSX: OSI) and the OTC Bulletin Board (OTCBB: OFSYF). Please visit OSI’s website at www.osil.com for more information and the latest Company updates.

Forward-Looking Statements:

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, OSI’s analysis of opportunities in the acquisition and development of various project interests and other matters. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Although Offshore Systems International believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply.

For more information, please contact:

Offshore Systems International Ltd.
Deborah Somerville
Director, Corporate Communications
Phone: 1-888-880-9797 or 604-904-4627

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	“ John A. Jacobson”
Title: President & CEO
Date: April 12, 2005